**John Hall Work History**

Clinton Group Inc.
1995-2020
Various rolls from Fund accounting to COO

SportBLX Inc
2018-2019
*Executive VP, Operations, of Sport-BLX, Inc.*

CEO Adara Asset Management (Board Member)
2020